UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
 (Amendment No.)*

Asbury Automotive Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043436104

(CUSIP Number)

December 5, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043436104	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael & Susan Dell Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization {Texas}
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,475,266
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,475,266
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,266
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Inapplicable
11.	Percent of Class Represented by Amount in Row (9) 7.1%(1)
12.	Type of Reporting Person (See Instructions) OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

1.
The percentage used herein and in the rest of this Schedule 13G are calculated based upon 20,817,702 shares of the Issuer's Common Stock outstanding as of October 24, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission  on October 25, 2017

CUSIP NO. 043436104	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael S. Dell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,475,266
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,475,266
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,266
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Inapplicable
11.	Percent of Class Represented by Amount in Row (9) 7.1%(1)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Dell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,475,266
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,475,266
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,266
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Inapplicable
11.	Percent of Class Represented by Amount in Row (9) 7.1%(1)
12.	Type of Reporting Person (See Instructions) IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)	Name of Issuer:

The name of the issuer is Asbury Automotive Group Inc. (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of the Michael & Susan Dell Foundation (the "Foundation"), Michael S. Dell and Susan Dell. The Foundation, Michael S. Dell and Susan Dell are collectively referred to herein as the "Reporting Persons." The Foundation is the record and direct beneficial owner of the securities covered by this statement. Michael S. Dell is the President and Director of, and may be deemed to beneficially own securities owned by, the Foundation. Susan Dell is the First Vice President and Director of, and may be deemed to beneficially own securities owned by, the Foundation.

On December 4, 2017, MSD SBI, L.P. distributed all of the shares (the "Shares") it held of the Issuer's common stock to Michael S. Dell and other representatives of MSD Capital, L.P in a private transaction. MSD SBI, L.P. did not sell any Shares in the open market on that date. Following that transaction, on December 5, 2017, Michael S. Dell gifted 1,475,266 Shares to the Foundation.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 7, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Foundation PO Box 163867 Austin, TX 78716. The principal business office of Michael S. Dell and Susan Dell is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022

Item 2(c)	Citizenship:

The Foundation is organized as a non-profit corporation in the state of Texas. Michael S. Dell is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

043436104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.
Item 4	Ownership:

A.	Michael & Susan Dell Foundation

(a) Amount beneficially owned: 1,475,266

(b) Percent of class: 7.1%2

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,475,266

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,475,266

B.	Michael S. Dell

(a) Amount beneficially owned: 1,475,266

(b) Percent of class: 7.1%2

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,475,266

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,475,266

	C.	Susan Dell

		(a)	Amount beneficially owned: 1,475,266

		(b)	Percent of class: 7.1%2

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 1,475,266

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 1,475,266

2
The percentage used herein and in the rest of this Schedule 13G are calculated based upon 20,817,702 shares of the Issuer's Common Stock outstanding as of October 24, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission  on October 25, 2017

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2017

Michael & Susan Dell Foundation
By:	/s/ Michael S. Dell
Name:	Michael S. Dell
Title:	President and Director

Michael S. Dell

By:	/s/ Michael S. Dell
Name:	Michael S. Dell

Susan Dell

By:	/s/ Susan Dell
Name:	Susan Dell

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated December 7, 2017.

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 7, 2017

Michael & Susan Dell Foundation
By:	/s/ Michael S. Dell
Name:	Michael S. Dell
Title:	President and Director

Michael S. Dell

By:	/s/ Michael S. Dell
Name:	Michael S. Dell

Susan Dell

By:	/s/ Susan Dell
Name:	Susan Dell